Delisting Determination,The Nasdaq Stock Market, LLC, February 26, 2019, Concrete Pumping Holdings, Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the warrant of Concrete Pumping Holdings, Inc. (the Company), effective at the opening of the trading session on March 8, 2019. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule IM-5101-2. The Company was notified of the Staffs determination on January 8, 2019. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the warrant became final on January 17, 2019.